[GRAPHIC OMITTED][GRAPHIC OMITTED]

MEMORANDUM
TO:      Ellen Sazzman
         U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:    Susan Rhee
         ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:    February 19, 2009
SUBJECT: Response to Comments to Form N-1A for JNL Series Trust (the "Trust")
         File Nos: 33-87244 and 811-8894
--------------------------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on February 18, 2009 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. FOR THE JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, AND JNL INSTITUTIONAL ALT 65 FUND, PLEASE PROVIDE THE FOLLOWING INFORMATION:

     A. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE DEFINE "TARGET STRATEGY."

          The Registrant has added the underscored language immediately following the tables entitled "Traditional Asset Classes" and "Non-Traditional Asset Classes" in the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

          In addition to the asset classes set forth herein, the Funds may allocate a percentage of their assets to certain target strategy portfolios. Target strategy portfolios are generally passive management investment styles that feature periodic rebalancing with an impartial selection process. Target strategies apply a core formula-based method over the long term, and typically allocate assets to securities across a broad-based investment universe to create a "core" portfolio.


     B. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE DELETE THE REFERENCE TO STRATEGY AND REVISE THE LAST SENTENCE.

          The Registrant has added the underscored language to the following paragraphs and deleted the language in brackets in the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

          JNL INSTITUTIONAL ALT 20 FUND

          Under normal circumstances, the Fund allocates approximately 80% of its assets to Underlying Funds that invest primarily in traditional asset classes[/strategies], allocating approximately 25% to 35% in fixed income securities, 30% to 40% in U.S. equity securities, and 5% to 15% in international securities[,].[and] IN ADDITION, THE FUND
                                                         -----------------------
          allocates approximately 0% to 5% in a combination of the above listed non-traditional asset classes, but not to exceed 20% to Underlying Funds that invest primarily in non-traditional asset classes.

          JNL INSTITUTIONAL ALT 35 FUND

          Under normal circumstances, the Fund allocates approximately 65% of its assets to Underlying Funds that invest primarily in traditional asset classes[/strategies], allocating approximately 20% to 30% in fixed income securities, 25% to 35% in U.S. equity securities, and 5% to 15% in international securities[,].[and] IN ADDITION, THE FUND
                                                         -----------------------
          allocates approximately 0% to 10% in a combination of the above listed non-traditional asset classes, but not to exceed 35% to Underlying Funds that invest primarily in non-traditional asset classes.

          JNL INSTITUTIONAL ALT 50 FUND

          Under normal circumstances, the Fund allocates approximately 50% of its assets to Underlying Funds that invest primarily in traditional asset classes[/strategies], allocating approximately 15% to 25% in fixed income securities, 20% to 30% in U.S. equity securities, and 0% to 10% in international securities[,].[and] IN ADDITION, THE FUND
                                                         -----------------------
          allocates approximately 0% to 15% in a combination of the above listed non-traditional asset classes, but not to exceed 50% to Underlying Funds that invest primarily in non-traditional asset classes.

          JNL INSTITUTIONAL ALT 65 FUND

          Under normal circumstances, the Fund allocates approximately 35% of its assets to Underlying Funds that invest primarily in traditional asset classes[/strategies], allocating approximately 0% to 10% in fixed income securities, 15% to 25% in U.S. equity securities, and 0% to 10% in international securities[,].[and] IN ADDITION, THE FUND
                                                         -----------------------
          allocates approximately 0% to 20% in a combination of the above listed non-traditional asset classes, but not to exceed 65% to Underlying Funds that invest primarily in non-traditional asset classes.


     C. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE CLARIFY WHAT TYPES OF CONDITIONS MAY AFFECT THE ALLOCATIONS.

          The Registrant has reviewed the paragraph and believes no additional disclosure is needed.


     D. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE REPHRASE THE LAST SENTENCE OF THE PARAGRAPH IMMEDIATELY PRECEDING THE CHART ENTITLED "TRADITIONAL ASSET CLASSES."

          The Registrant has deleted the language in brackets in the section entitled "PRINCIPAL INVESTMENT STRATEGIES".

          Generally, any changes among asset classes will be within a range of plus or minus 10 percentage points per asset class per quarter; however, JNAM may at times make larger allocation changes if it believes market conditions warrant a larger change. Allocations are based not only on past asset class performance but more importantly on future risk/return expectations. JNAM reserves the right to replace Underlying Funds or other securities in its asset allocation model at any time[, although such changes would generally be the result of a change in the asset allocation with respect to an asset class].

2. IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES," PLEASE CONFIRM WHETHER THE SECOND SET OF RISKS ARE PRINCIPAL RISKS.

     The Registrant confirms that all of the Fund of Funds principal risks have been disclosed and any of the risks of Underlying Funds that rise to the level of a principal risk have been disclosed as a principal risk.

     Additionally, the Registrant has added the underscored language and deleted the language in brackets in the section entitled "PRINCIPAL RISKS OF INVESTING IN EACH FUND".

          PRINCIPAL RISKS OF INVESTING IN EACH FUND. An investment in each Fund is not guaranteed. As with any mutual fund, the value of each Fund's shares will change, and you could lose money by investing in each Fund. The Funds are subject to the following principal investment risks:

               o    ALLOCATION RISK
               o    COUNTERPARTY AND SETTLEMENT RISK
                    ---------------------------------
               o    CURRENCY RISK
                    -------------
               o    DERIVATIVES RISK
                    -----------------
               o    EMERGING MARKETS RISK
                    ---------------------
               o    FOREIGN SECURITIES RISK
                    -----------------------
               o    HIGH-YIELD BONDS, LOWER-RATED BONDS, AND UNRATED SECURITIES
                    -----------------------------------------------------------
               o    INTEREST RATE RISK
               o    LEVERAGING RISK
                    ----------------
               o    MARKET RISK
               o    PRIVATE EQUITY RISK
                    -------------------
               o    REAL ESTATE INVESTMENT RISK
                    ---------------------------
               o    UNDERLYING FUNDS RISK

          THESE  AND  OTHER  RISKS  ASSOCIATED  WITH THE  UNDERLYING  FUNDS  ARE
          ----------------------------------------------------------------------
          DESCRIBED  ELSEWHERE IN THE PROSPECTUS.  Since each Fund  concentrates
          ---------------------------------------
          its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the JNAM's allocation among the Underlying Funds. Each Fund's exposure to each category of risk varies as a result of changes in its percentage allocations to Underlying Funds that invest primarily in equity, fixed income or money market securities. To the extent that the Funds have a higher percentage of investments in non-traditional asset classes, the Funds may incur more risk. Many of the Underlying Funds are classified as alternative investment funds and invest in non-traditional asset classes. THEREFORE, THE JNL INSTITUTIONAL ALT 65 FUND AND THE JNL
                    ------------------------------------------------------------
          INSTITUTIONAL   ALT  50  FUND  MAY  INCUR   MORE  RISK  THAN  THE  JNL
          ----------------------------------------------------------------------
          INSTITUTIONAL ALT 20 FUND AND THE JNL INSTITUTIONAL ALT 35 FUND.
          ----------------------------------------------------------------

2. FOR THE ENTIRE FORM N-1A FILING, IN EACH SECTION ENTITLED "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND," PLEASE CONFIRM THAT THE RISKS LISTED IN THIS SECTION FOR EACH FUND ARE NOT PRINCIPAL RISKS.

     We confirm that the risks listed in each Fund's description in the section entitled "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS" are not principal risks of the Fund.

     Additionally, the underscored language has been added to the title of the section so that it will now read "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS (OTHER THAN PRINCIPAL STRATEGIES/RISKS)."
     ----------

4. IN THE SECTION ENTITLED "PERFORMANCE," PLEASE PROVIDE ALL PAGES THAT INCLUDE THE "ANNUAL TOTAL RETURNS AS OF DECEMBER 31" AND "AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2008" FOR BOTH CLASS A AND CLASS B.

     This information has been sent to the Commission via UPS overnight on February 19, 2009 by the Registrant.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. PLEASE STATE THAT AFFILIATED SUB-ADVISERS WILL REQUIRE A SHAREHOLDER VOTE AS A PART OF THE "MANAGER OF MANAGERS" ORDER NOTED IN THE "DISCLOSURE OF PORTFOLIO INFORMATION."

     The release number for the "Manager of Managers" order for the JNL Series Trust is Investment Company Act Release No. 25997.

     In  the  prospectus,   the  fourth   paragraph  of  the  section   entitled
     "SUB-ADVISORY ARRANGEMENTS", states (the underscored language has been added):

     The Adviser and the Trust, together with other investment companies of which the Adviser is investment adviser, has been granted an exemption from the SEC that allows the Adviser to hire, replace or terminate UNAFFILIATED
                                                                    ------------
     Sub-Advisers with the approval of the Board of Trustees, but without the approval of shareholders. The order allows the Adviser to revise a sub-advisory agreement with the approval of the Board of Trustees, but without shareholder approval. Under the terms of the exemption, if a new Sub-Adviser is hired by the Adviser, shareholders in the affected Fund will receive information about the new Sub-Adviser within 90 days of the change. The order allows the Funds to operate more efficiently and with greater flexibility. The Adviser provides the following oversight and evaluation services to the Funds, including, but not limited to the following services:


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about March 24, 2009.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:  File

             1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336
    Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

JNL INSTITUTIONAL ALT 20 FUND
JNL INSTITUTIONAL ALT 35 FUND
JNL INSTITUTIONAL ALT 50 FUND
JNL INSTITUTIONAL ALT 65 FUND

INVESTMENT OBJECTIVES. The investment objective of the JNL INSTITUTIONAL ALT 20 FUND, JNL INSTITUTIONAL ALT 35 FUND, JNL INSTITUTIONAL ALT 50 FUND, and JNL INSTITUTIONAL ALT 65 FUND is long-term growth of capital and income.

PRINCIPAL INVESTMENT STRATEGIES. Each Fund seeks to achieve its objective by investing in Class A shares of a diversified group of other Funds ("Underlying Funds"). The Underlying Funds in which each Fund may invest are a part of the JNL Series Trust and the JNL Variable Fund LLC. Each Fund has a target percentage allocation between Underlying Funds that are categorized as primarily investing in traditional asset classes and non-traditional asset classes.

                                             TRADITIONAL ASSET CLASSES

---------------------------------------- -------------------------------------- --------------------------------------
            U.S. Equity                              International                          Fixed Income
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------

            Small Cap Index                  International Developed Index           U.S. Investment Grade Index
             Mid Cap Index                          Target Strategy

            Large Cap Index
            Target Strategy
---------------------------------------- -------------------------------------- --------------------------------------

                                           NON-TRADITIONAL ASSET CLASSES

---------------------------------------- -------------------------------------- --------------------------------------
              Real Estate                             Real Return                           Fixed Income
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
          Global Real Estate                  Inflation-Index Securities                   U.S. High Yield
                                                   Natural Resources                    Emerging Markets Debt
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- --------------------------------------
             International                            Alternative
---------------------------------------- --------------------------------------
---------------------------------------- --------------------------------------
        Emerging Markets Equity                  Listed Private Equity
                                                      Long/Short
---------------------------------------- --------------------------------------


In addition to the asset classes set forth herein, the Funds may allocate a percentage of their assets to certain target strategy portfolios. Target strategy portfolios are generally passive management investment styles that feature periodic rebalancing with an impartial selection process. Target strategies apply a core formula-based method over the long term, and typically allocate assets to securities across a broad-based investment universe to create a "core" portfolio.


JNL INSTITUTIONAL ALT 20 FUND


Under normal circumstances, the Fund allocates approximately 80% of its assets to Underlying Funds that invest primarily in traditional asset classes, allocating approximately 25% to 35% in fixed income securities, 30% to 40% in U.S. equity securities, and 5% to 15% in international securities. In addition, the Fund allocates approximately 0% to 5% in a combination of the above listed non-traditional asset classes, but not to exceed 20% to Underlying Funds that invest primarily in non-traditional asset classes.


JNL INSTITUTIONAL ALT 35 FUND


Under normal circumstances, the Fund allocates approximately 65% of its assets to Underlying Funds that invest primarily in traditional asset classes, allocating approximately 20% to 30% in fixed income securities, 25% to 35% in U.S. equity securities, and 5% to 15% in international securities. In addition, the Fund allocates approximately 0% to 10% in a combination of the above listed non-traditional asset classes, but not to exceed 35% to Underlying Funds that invest primarily in non-traditional asset classes.


JNL INSTITUTIONAL ALT 50 FUND


Under normal circumstances, the Fund allocates approximately 50% of its assets to Underlying Funds that invest primarily in traditional asset classes, allocating approximately 15% to 25% in fixed income securities, 20% to 30% in U.S. equity securities, and 0% to 10% in international securities. In addition, the Fund allocates approximately 0% to 15% in a combination of the above listed non-traditional asset classes, but not to exceed 50% to Underlying Funds that invest primarily in non-traditional asset classes.


JNL INSTITUTIONAL ALT 65 FUND


Under normal circumstances, the Fund allocates approximately 35% of its assets to Underlying Funds that invest primarily in traditional asset classes, allocating approximately 0% to 10% in fixed income securities, 15% to 25% in U.S. equity securities, and 0% to 10% in international securities. In addition, the Fund allocates approximately 0% to 20% in a combination of the above listed non-traditional asset classes, but not to exceed 65% to Underlying Funds that invest primarily in non-traditional asset classes.

Among the considerations that Jackson National Asset Management, LLC ("JNAM") uses to determine specific strategic percentage allocations to any particular Underlying Fund are long-term market and economic conditions, historical performance of each Underlying Fund and its related asset class, expected long term performance of each Underlying Fund and its related asset class based on quantitative and qualitative investment analysis, as well as diversification to control overall portfolio risk exposure. Allocations are periodically reviewed and may be revised generally by a few percentage points, based on changing market and economic conditions that may affect specific Underlying Funds or asset classes.


Generally, any changes among asset classes will be within a range of plus or minus 10 percentage points per asset class per quarter; however, JNAM may at times make larger allocation changes if it believes market conditions warrant a larger change. Allocations are based not only on past asset class performance but more importantly on future risk/return expectations. JNAM reserves the right to replace Underlying Funds or other securities in its asset allocation model at any time.

TRADITIONAL ASSET CLASSES

JNL SERIES TRUST
--------------------------------------------------------------------------- ------------------------------------------
UNDERLYING FUND                                                                            ASSET CLASS
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P 500 Index Fund                                         Large Cap Index
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P 400 MidCap Index Fund                                   Mid Cap Index
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Small Cap Index Fund                                       Small Cap Index
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management International Index Fund                            International Developed Index
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Bond Index Fund                                      U.S. Investment Grade Index
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management European 30 Fund                                           Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Pacific Rim 30 Fund                                        Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Competative Advantage Fund                                                       Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Dividend Income & Growth Fund                                                    Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Intrinsic Value Fund                                                             Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/S&P Total Yield Fund                                                                 Target Strategy
--------------------------------------------------------------------------- ------------------------------------------

JNL VARIABLE FUND LLC
--------------------------------------------------------------------------- ------------------------------------------
UNDERLYING FUND                                                                            ASSET CLASS
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management JNL 5 Fund                                                 Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Select Small-Cap Fund                                      Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management 25 Fund                                                    Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P(R) 24 Fund                                             Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management DowSM Dividend Fund                                        Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Nasdaq(R) 25 Fund                                          Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management Value Line(R) 30 Fund                                      Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management VIP Fund                                                   Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management JNL Optimized 5 Fund                                       Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management S&P(R) SMid 60 Fund                                        Target Strategy
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Mellon Capital Management NYSE(R) International 25 Fund                              Target Strategy
--------------------------------------------------------------------------- ------------------------------------------

NON-TRADITIONAL ASSET CLASSES

JNL SERIES TRUST
--------------------------------------------------------------------------- ------------------------------------------
UNDERLYING FUND                                                                            ASSET CLASS
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/AIM Global Real Estate Fund                                                        Global Real Estate
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Credit Suisse Global Natural Resources Fund                                         Natural Resources
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Credit Suisse Long/Short Fund                                                          Long/Short
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Goldman Sachs Emerging Markets Debt Fund                                          Emerging Market Debt
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Lazard Emerging Markets Fund                                                     Emerging Markets Equity
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/PIMCO Real Return Fund                                                         Inflation-Index Securities
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/PPM America High Yield Bond Fund                                                     U.S. High Yield
--------------------------------------------------------------------------- ------------------------------------------
--------------------------------------------------------------------------- ------------------------------------------
JNL/Red Rocks Listed Private Equity Fund                                              Listed Private Equity
--------------------------------------------------------------------------- ------------------------------------------

Each Fund seeks to achieve long-term growth of capital through its investments in Underlying Funds that invest primarily in equity and fixed income securities. These investments may include Funds that invest in both domestic and international stocks of large established companies as well as those that invest in stocks of smaller companies with above-average growth potential.

These investments may also include Underlying Funds that invest in fixed-income securities including bonds of U.S. issuers as well as foreign bonds denominated in currencies other than U.S. dollars. Each Fund may also invest in Underlying Funds that invest exclusively in investment-grade securities, as well as Underlying Funds that invest in high-yield, high-risk bonds, commonly referred to as "junk bonds."

PRINCIPAL RISKS OF INVESTING IN EACH FUND. An investment in each Fund is not guaranteed. As with any mutual fund, the value of each Fund's shares will change, and you could lose money by investing in each Fund. The Funds are subject to the following principal investment risks:

o        ALLOCATION RISK

o        COUNTERPARTY AND SETTLEMENT RISK
o        CURRENCY RISK, DERIVATIVES RISK
o        EMERGING MARKETS RISK
o        FOREIGN SECURITIES RISK
o        HIGH-YIELD BONDS, LOWER-RATED BONDS, AND UNRATED SECURITIES
o        INTEREST RATE RISK
o        LEVERAGING RISK
o        MARKET RISK
o        PRIVATE EQUITY RISK
o        REAL ESTATE INVESTMENT RISK
o        UNDERLYING FUNDS RISK

These and other risks associated with the Underlying Funds are described elsewhere in the prospectus. Since each Fund concentrates its investments in shares of the Underlying Funds, its performance is directly related to the ability of the Underlying Funds to meet their respective investment objectives, as well as the JNAM's allocation among the Underlying Funds. Each Fund's exposure to each category of risk varies as a result of changes in its percentage allocations to Underlying Funds that invest primarily in equity, fixed income or money market securities. To the extent that the Funds have a higher percentage of investments in non-traditional asset classes, the Funds may incur more risk. Many of the Underlying Funds are classified as alternative investment funds and invest in non-traditional asset classes. Therefore, the JNL Insitutional Alt 65 Fund and the JNL Insitutional Alt 50 Fund may incur more risk than the JNL Insitutional Alt 20 Fund and the JNL Insitutional Alt 35 Fund. The Underlying Funds that have alternative investments are subject to a number of risks, including, but not limited to:

o        COUNTERPARTY AND SETTLEMENT RISK
o        CURRENCY RISK, DERIVATIVES RISK
o        EMERGING MARKETS RISK
o        FOREIGN SECURITIES RISK
o        HIGH-YIELD BONDS, LOWER-RATED BONDS, AND UNRATED SECURITIES
o        LEVERAGING RISK
o        PRIVATE EQUITY RISK
o        REAL ESTATE INVESTMENT RISK

These and other risks associated with the Underlying Funds are described elsewhere in the prospectus.


Please see "Summary of Principal Risks" following the "Management of the Trust" section for a description of these risks. There may be other risks (not including principal risks) that are not listed above that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use. For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Because each Fund invests exclusively in the Underlying Funds, you should look elsewhere in the respective prospectus for the JNL Series Trust and the JNL Variable Fund LLC for the particular information and risks related to the Underlying Funds.

PERFORMANCE. The Funds will commence investment operations on or about the date of this prospectus. Therefore, performance information has not been presented for the Funds.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor. The expenses do not reflect the expenses of the variable insurance contracts, the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

JNL INSTITUTIONAL ALT 20 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     0.77%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  0.98%
---------------------------------------------------------------------------------------------- ---------------------

JNL INSTITUTIONAL ALT 35 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     0.87%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  1.08%
---------------------------------------------------------------------------------------------- ---------------------

JNL INSTITUTIONAL ALT 50 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     1.00%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  1.21%
---------------------------------------------------------------------------------------------- ---------------------

JNL INSTITUTIONAL ALT 65 FUND

--------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
--------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------- ---------------------
Management/Administrative Fee                                                                         0.20%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Other Expenses*                                                                                       0.01%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Acquired Fund Fees and Expenses**                                                                     1.15%
---------------------------------------------------------------------------------------------- ---------------------
---------------------------------------------------------------------------------------------- ---------------------
Total Fund Annual Operating Expenses                                                                  1.36%
---------------------------------------------------------------------------------------------- ---------------------

* Other expenses are based on estimated amounts for the current fiscal year.
** Because the Fund invests in the Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based upon the anticipated initial allocations to the Underlying Funds. Actual amounts may be higher or lower than these shown above.

EXPENSE EXAMPLE. This example is intended to help you compare the cost of investing in each Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts, the Separate Account, or the expenses of the Qualified Plan, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming
(1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of each Fund. The example also assumes that each Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JNL INSTITUTIONAL ALT 20 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $100
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $312
-------------------------------------------------------------------------------------- -----------------------

JNL INSTITUTIONAL ALT 35 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $110
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $343
-------------------------------------------------------------------------------------- -----------------------

JNL INSTITUTIONAL ALT 50 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $123
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $384
-------------------------------------------------------------------------------------- -----------------------

JNL INSTITUTIONAL ALT 65 FUND

-------------------------------------------------------------------------------------- -----------------------
EXPENSE EXAMPLE
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
1 Year                                                                                          $138
-------------------------------------------------------------------------------------- -----------------------
-------------------------------------------------------------------------------------- -----------------------
3 Years                                                                                         $431
-------------------------------------------------------------------------------------- -----------------------

ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF EACH FUND. There may be additional risks that may affect the Fund's ability to achieve its stated investment objective. The additional risk includes:

o        TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS

Please see the "Summary of Principal Risks" section, which is set forth before the "Management of the Trust" section, for a description of these risks.

The SAI has more information about each Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

THE ADVISER AND PORTFOLIO MANAGEMENT. The allocations for the Funds are made by Jackson National Asset Management, LLC ("JNAM"). JNAM is located at 225 West Wacker Drive, Chicago, Illinois 60606. JNAM is the investment adviser to the Trust and other affiliated investment companies and provides the Trust and other affiliated investment companies with professional investment supervision and management. JNAM is an indirect wholly owned subsidiary of Prudential plc, a publicly traded life insurance company in the United Kingdom. Prudential plc is not affiliated with Prudential Financial Inc.

Steven B. Young, CFA, Vice President and Portfolio Manager for JNAM, is responsible for portfolio construction and asset allocation of the Funds. Mr. Young draws on 24 years investment experience, including his current role as Chief Investment Officer with Curian Capital, LLC ("Curian"), overseeing all asset management activities involved in portfolio construction, asset allocation and manager due diligence for the $3 billion in Curian's Custom Style Portfolios. Mr. Young has been the Chief Investment Officer of Curian since May 2003. Mr. Young's past experience includes head of Investment Strategy for Bank of America's Wealth and Investment Management Group for two years, manager for the billion-dollar series of Nations LifeGoal Portfolio Mutual Funds (fund of funds) for two years, and Chief Investment Strategist developing and representing the firm's view of the capital markets for 2 years. Prior to Bank of America, Mr. Young spent three years as a Principal with institutional consultant DeMarche Associates as a lead consultant to Fortune 500 company pension plans and was a member of the firm's Manager Review Committee.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in each Fund.

A discussion regarding the Board of Trustees' basis for approving the advisory agreement is available in each Fund's Annual Report dated December 31, 2008.